UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 13, 2003

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F  ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   X             No ____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):    0-30052

FOR IMMEDIATE RELEASE	Thursday, November 13, 2003
(No.2003-11-21)

CARMANAH’S LONDON BUS STOP DESIGN RECEIVES BP AWARD COMMENDATION

Honour Coincides with Launch of $1.6 Million Solar Bus Shelter Project

Vancouver, British Columbia, Canada – November 13, 2003 – Carmanah Technologies Corporation (TSX.V: CMH) is pleased to announce two significant developments in its provision of solar-powered LED lighting for the City of London, England, transit system.

1. London Bus Stop Receives High Commendation

The solar powered, illuminated bus stops using Carmanah technology were recognized at the 8th annual UK Bus Industry Awards held on Nov. 5, 2003.  The stops are a significant part of a Transport for London (TfL) bus stop project, which received high commendation in the “BP Award for Excellence” category.

2. Solar-Powered LED Bus Shelter Lighting Systems Delivered

70 units of Carmanah’s of solar-powered bus shelter lighting systems were recently shipped to London, England for installation by Trueform Group (U.K.).  As part of Carmanah’s $1.6 million contract with Trueform, these units represent the first installment of approximately 300 units planned for installation by early 2004.

According to Transport for London, bus use in the City of London has risen by 7.3 percent over the past year and trips on the night bus have grown by 16 percent [Transport for London, http://www.tfl.gov.uk/buses/cib_about.shtml].  Carmanah’s solar-powered LED lighting systems improve night service and safety by providing area lighting and clear, bright timetable lighting that makes schedule information easy to read.  Carmanah’s proprietary self-contained solar-powered LED (light-emitting diode) technology can facilitate the expansion of lighted bus facilities into new areas at a significantly lower cost than grid-connected systems, while helping London to meet greenhouse gas reduction targets through the use of solar energy.

Mayor Ken Livingstone is calling for "the biggest expansion and improvement of public transport provision London has ever seen" [Transport for London Street Management, Annual Review 2001/02, Page 7, http://www.tfl.gov.uk/streets/abt_ann_report.shtml].  Mr. Livingstone’s Draft Energy Strategy calls for all street furniture (street lights, traffic lights and bus shelters) to be powered from “green” sources by 2005 [“The Mayor's Draft Energy Strategy”, January 2003, Proposal 66]. The City of London expects solar-powered bus shelters to cost 36 percent less than conventionally powered shelters, with added benefits including:

-

Environmental benefits

-

Ease of relocation of stops and interchangeability

-

No reliance on third parties

-

Intrinsic safety

“The ongoing success of our London transit project is a great showcase of the cost-effectiveness and reliability of Carmanah’s unique technology,” said Aylesworth.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the transit, aviation, marine, roadway, railway and industrial worksite markets.  The Company has more than 70,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

On Behalf of the Board of Directors

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Carmanah Contact: c/o Investor Relations Mr. Praveen Varshney, Director Carmanah Technologies Corporation Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carmanah Technologies Corporation

(Registrant)

“Peeyush K. Varshney”

Date: November 17, 2003

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary